

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 22, 2022

Zachary Lee Prince
President
BlockFi Lending LLC
201 Montgomery Street
Suite 263
Jersey City, NJ 07302

> **Re: BlockFi Lending LLC**
> **Application for Qualification of Indenture Under the Trust Indenture Act of 1939 on Form T-3**
> **Filed February 14, 2022**
> **File No. 022-29098**

Dear Mr. Prince:

We have limited our review of your application to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your application and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your application and the information you provide in response to these comments, we may have additional comments.

Form T-3 filed February 14, 2022

General

1. Please provide us with your legal analysis regarding the applicability of the tender offer rules in connection with the exchange offer.

2. Please indicate whether you intend to enter into supplemental indentures in connection with future changes in interest rates that would require qualification under the Trust Indenture Act. If not, please indicate how future interest rates changes will be implemented under the indenture being qualified and how you will communicate any future interest rate changes to your security holders.

Zachary Lee Prince
BlockFi Lending LLC
February 22, 2022
Page 2

<u>Exhibits</u>

3.   We note that you indicate in your exhibit index on page 5 that Exhibit T3E is not applicable. Please advise us of the basis upon which you may omit the filing of any prospectus, notice, circular, letter, or other written communication with security holders. Alternatively, please file complete copies of your T3E exhibits with your next amendment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer at (202) 551-3758 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance